UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from                                        to

Commission File Number: 333-43447

Ingram Micro 401(k) Investment Savings Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN
By:	/s/ Matthew Sauer
Name:	Matthew Sauer
Member of the Ingram Micro Benefits Administrative Committee

October 1, 2004

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Financial Statements
and
Supplemental Schedule
As of December 31, 2003 and 2002 and
for the Year Ended December 31, 2003

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

		Contents
Report of Independent Registered Public Accounting Firm – BDO Seidman, LLP		3
Independent Auditor’s Report – Kushner, Smith, Joanou and Gregson, LLP		4
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002		5
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2003		6
Notes to Financial Statements		7 - 13
Schedule I:	Form 5500 – Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003	14
Consent of Independent Registered Public Accounting Firm – BDO Seidman, LLP		16
Consent of Independent Accountants – Kushner, Smith, Joanou and Gregson, LLP		17
EXHIBIT 23.01
EXHIBIT 23.02

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Ingram Micro Inc. Benefits Administrative Committee

We have audited the accompanying statement of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP
Los Angeles, California
September 29, 2004

INDEPENDENT AUDITOR’S REPORT

Participants and Trustees
Ingram Micro 401(k) Investment Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan), as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kushner, Smith, Joanou and Gregson, LLP
Irvine, California
May 29, 2003

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2003 and 2002

	2003	2002
Investments, at fair value (Notes 2, 3, and 4)	$122,021,821	$98,382,768

Plan receivables:
Employer contributions	787	—
Participant contributions	2,570	—

Total receivables	3,357	—

Net assets available for plan benefits	$122,025,178	$98,382,768

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statement of Changes in
Net Assets Available for Plan Benefits for the
Year Ended December 31, 2003

Additions to net assets attributed to:
Contributions:
Employer contributions	$3,978,487
Participant contributions	9,813,418
Participant rollovers	307,782

Total contributions	14,099,687

Investment income
Dividends	1,663,460
Participant loan interest	235,469
Net appreciation in fair value of common stock	2,378,524
Net appreciation in fair value of common collective trusts	3,294,874
Net appreciation in fair value of registered investment companies	15,075,264

Total investment income	22,647,591

Total additions	36,747,278

Deductions from net assets attributed to:
Benefits paid to participants	13,081,511
Administrative expenses	23,357

Total deductions	13,104,868

Net increase	23,642,410
Net assets available for plan benefits — beginning of year	98,382,768

Net assets available for plan benefits — end of year	$122,025,178

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all of the United States employees of Ingram Micro Inc., (the Company) who have completed three months of eligibility service. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Effective January 1, 2000, the Plan adopted various Internal Revenue Service mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. The assets of the Plan are held and invested by Putnam Fiduciary Trust Company (Putnam), acting as trustee, custodian and recordkeeper.

Contributions - Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 15 percent of eligible compensation for non highly compensated participants, and 5 percent for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service. The Company matches from 50 percent to 100 percent of participant contributions up to the first 5% of eligible compensation depending upon the years of service. The Benefits Administrative Committee may change the Company’s matching contribution in future years. For the year ended December 31, 2003, the Company made a matching contribution of $3,978,487.

Participant Accounts - Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution and (b) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants may borrow 50 percent of their vested account balance up to $50,000 at prime plus 1 percent with payment of principal and interest made through payroll deductions. A general loan will have a term of five years or less, and up to 15 years will be allowed for a home loan. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value and bear interest at rates that range from 5.25 percent to 10.50 percent.

Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees have no United States income source, or employed on a temporary basis are eligible to enter the Plan following the completion of the third month of employment with the Company.

Vesting - Participants are vested in their contributions plus earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued) - The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59½. Participants’ age 59½ taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

Forfeitures - Forfeitures of nonvested Plan assets are used to reduce the Company’s contributions and costs of administering the Plan. Total forfeited nonvested accounts were $153,997 and $54,118 at December 31, 2003 and 2002, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited nonvested accounts totaling $140,970 for the year ended December 31, 2003.

Administrative Expenses - The Plan Sponsor or the Plan may pay the cost of administering the plan, including fees and expenses of the Trustee and the record keeper. For the year ended December 31, 2003 all administrative expenses, other than loan fees paid by the Plan, were paid by the Company and were not material to the financial statements taken as a whole.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

Basis of Presentation - The financial statements have been prepared in compliance with the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan’s investment in Ingram Micro Inc. common stock amounted to $10,520,499 and $9,032,573 as of December 31, 2003 and 2002, respectively. Such investments represented 8.6% and 9.2% of the Plan’s total assets as of December 31, 2003 and 2002, respectively. For risks and uncertainties regarding Ingram Micro Inc, participants should refer to the January 3, 2004, Form 10-K and the April 3, 2004 and July 3, 2004, Forms 10-Q of Ingram Micro Inc.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties (Continued) — The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan invests in various investment options that comprise securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value or estimated fair value. Investments in registered investment companies are valued at quoted market prices. Investments in the common collective trusts are valued at net asset value of shares held by the Plan at year end. The Company’s common stock is valued at quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments – Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

NOTE 3 — INVESTMENT ELECTIONS

The Trustee invests contributions in accordance with participant instructions. Participants may elect changes to their investment mix effective each business day. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 4 — INVESTMENTS

The following table presents the fair value of investments. Investments greater than 5 percent of the Plan net assets as of December 31, 2003 and 2002, are separately identified as follows:

		2003	2002
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies:
Putnam Fiduciary Trust Co.	Fidelity Spartan International Index Fund, 349,602 and none units, respectively	$9,530,145	$—
Putnam Fiduciary Trust Co.	The Putnam Fund for Growth and Income, 1,455,799 and 1,500,070 units, respectively	25,767,649	21,210,987
Putnam Fiduciary Trust Co.	Putnam New Opportunities Fund 541,486 and 548,199 units, respectively	20,424,870	15,585,287
Putnam Fiduciary Trust Co.	Putnam International Growth Fund none and 467,016 units, respectively	—	7,663,739
Putnam Fiduciary Trust Co.	Ingram Micro Stock Fund 661,667 and 731,382 units, respectively	10,520,499	9,032,573
Other – Registered Investment Companies (less than 5%)		20,449,441	11,618,271

		$86,692,604	$65,110,857

Investments Valued at Estimated Fair Value:
Common Collective Trusts:
Putnam Fiduciary Trust Co.	Putnam S&P 500 Index Fund 548, 016 and 510,068 units, respectively	$15,223,872	$11,037,865
Putnam Fiduciary Trust Co.	Putnam Stable Value Fund 16,373,274 and 18,296,398 units, respectively	16,373,274	18,296,398
Other — Participant loans (less than 5%)		3,732,071	3,937,648

		$35,329,217	$33,271,911

Total Investments		$122,021,821	$98,382,768

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 4 — INVESTMENTS (Continued)

During 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $20,748,662 as follows:

Net Change in Fair Value:
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Ingram Micro Inc. Stock Fund	$2,378,524
Registered Investment Companies	15,075,264

17,453,788
Investments Valued at Estimated Fair Value:
Common Collective Trusts	3,294,874

Net Appreciation in Fair Value	$20,748,662

NOTE 5 — EMPLOYER STOCK

Participants may not invest more than 50 percent of their contributions into the Ingram Micro Stock Fund and are not permitted to transfer funds from the Plan’s other investment options into the Ingram Micro Stock Fund. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other funds.

NOTE 6 — PARTY-IN-INTEREST

Certain Plan investments are managed by Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 — PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account balance as of the date of the termination.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 8 — TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated November 12, 1998. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2003

Schedule I: Form 5500 – Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003
EIN: 62-1644402
Plan Number: 002

	(b)	(c)		(e)
	Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of interest, Collateral, Par or Maturity Value	Cost**	Value
	Registered Investment Companies
*	Putnam Fiduciary Trust Company	Brazos Small Cap Growth, 104,049 units		$1,775,074
*	Putnam Fiduciary Trust Company	Artisan Small Cap Value, 157,763 units		2,536,829
*	Putnam Fiduciary Trust Company	Artisan Mid Cap Fund, 117,119 units		3,019,343
*	Putnam Fiduciary Trust Company	Growth Fund of America, 116,681 units		2,863,354
*	Putnam Fiduciary Trust Company	Pimco Total Return Fund, 419,876 units		4,496,871
*	Putnam Fiduciary Trust Company	The Putnam Fund for Growth and Income, 1,455,799 units		25,767,649
	Putnam Fiduciary Trust Company	Fidelity Spartan International Index, 349,602 units		9,530,145
*	Putnam Fiduciary Trust Company	Putnam New Opportunities Fund, 541,486 units		20,424,870
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Growth Portfolio, 165,557 units		1,663,845
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Balanced Portfolio, 333,724 units		3,293,859
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Conservative Portfolio, 88,863 units		785,546
*	Putnam Fiduciary Trust Company	Putnam International Equity Fund, 1 unit		3
	Putnam Fiduciary Trust Company	Pending Account		14,717

	Total Registered Investment Companies			$76,172,105

	Common Collective Trusts
*	Putnam Fiduciary Trust Company	Putnam S&P500 Index Fund, 548,016 units		$15,223,872
*	Putnam Fiduciary Trust Company	Putnam Stable Value Fund, 16,373,274 units		16,373,274

	Total Common Collective Trusts			$31,597,146

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2003

Schedule I: Form 5500 — Schedule H — Part IV — Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2003
EIN: 62-1644402
Plan Number: 002

	(b)	(c)		(e)
	Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of interest, Collateral, Par or Maturity Value	Cost**	Value

	Common Stock
*	Ingram Micro Inc.	Ingram Micro Stock, 661,667 units		$10,520,499
*	Participant Loans	Loans with maturities varying from 1 to 5 years (or up to 15 years for primary residence loans) and interest rates of 5.25% to 10.5%		$3,732,071

	TOTAL INVESTMENTS			$122,021,821

* These investments represent parties-in-interest to the Plan.

** Cost information is not required under ERISA as the investment options are participant directed.

EXHIBIT INDEX

Exhibit
No.	Description
23.01	Consent of Independent Registered Public Accounting Firm

23.02	Consent of Independent Accountants